September 9, 2008

Mail Stop 6010

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

      Re: Strasbaugh
              Amendment No. 7 to Registration Statement on Form S-1
              Dated August 29, 2008
              File No. 333-144787

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. From Exhibits A and B of your response letter, it appears that you believe that the warrant holders may transfer the warrants to an investor who may not be able to subsequently exercise the warrant. In this regard, we note your statement in Exhibit B that "a situation might arise where a warrant may be transferred by a holder to a transferee and then exercised by such transferee in the absence of an exemption from the registration requirements of the Securities Act…" It appears, therefore, that you intend the legend to restrict exercise by the transferee unless an exemption from registration is available. However, given that you will be engaged in an ongoing offer of the securities underlying the warrant to the transferee before that transferee exercises the warrant, it is unclear why you believe you can wait until exercise to determine if your ongoing offer of the underlying security to the transferee must be registered. Please advise.

2. Given that we have not made any determination regarding "allowing" you to register the resale of the securities, you should not imply to the contrary in Exhibit B as an enticement for investors to sign the agreement or otherwise.

Selling Security Holders, page 83

3. Please reconcile the total number of shares offered according to the table with the number of shares in the fee table in the facing page of your registration statement.

4. Please revise here, in your Plan of Distribution, and elsewhere throughout the document that B. Riley and Co., LLC is an underwriter – not merely that it is or may be "deemed" to be an underwriter.

5. Please disclose when Jonathan Stanton Company sold its securities to the other selling security holders. Also provide us your analysis of whether the securities that B. Riley and Co., LLC is offering is part of your distribution of your securities. If so and you are not eligible to conduct a primary at-the-market offering per Rule 415(a)(4), B. Riley's common shares may be registered for resale only after conversion and the shares must be offered at a fixed price for the duration of the offering.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Chuck Shillings
Strasbaugh
September 9, 2008
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
        Rushika Kumararatne, Esq.